CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
CALGARY, ALBERTA – MAY 9, 2019 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.375 (thirty-seven and one half cents) per common share. The dividend will be payable July 1, 2019 to shareholders of record at the close of business on June 14, 2019.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT Executive Vice-Chairman TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer and Senior Vice-President, Finance Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com